As filed with the Securities and Exchange Commission on March 1, 1996.
                                      Registration No. 33-
____________________________________________________________________________

                SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                            FORM S-3

                     REGISTRATION STATEMENT
                             UNDER
                   THE SECURITIES ACT OF 1933


                       EATON CORPORATION
     (Exact Name of Registrant as Specified in its Charter)

              OHIO                                34-0196300
(State or Other Jurisdiction of       (I.R.S. Employer Identification No.)
Incorporation or Organization)

                          Eaton Center
                      1111 Superior Avenue
                  Cleveland, Ohio  44114-2584
                         (216) 523-5000
 (Address, Including Zip Code, and Telephone Number, Including
     Area Code, of Registrant's Principal Executive Offices)

                   E. R. Franklin, Secretary
                          Eaton Center
                      1111 Superior Avenue
                  Cleveland, Ohio  44114-2584
                         (216) 523-4103
(Name, Address, Including Zip Code, and Telephone Number, Including
                Area Code, of Agent For Service)


Approximate date of commencement of proposed sale to the public:
From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                 CALCULATION OF REGISTRATION FEE

                                Proposed       Proposed
                                 Maximum        Maximum
                    Amount      Aggregate      Aggregate       Amount of
Title of Shares      to be        Price         Offering     Registration
to be Registered   Registered   Per Unit (1)    Price (1)       Fee(1)

Common Shares,       1,271       $58.50        $74,353.50       $100.00
$.50 par value
per share


(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457, based on the average of the high and low prices reported for Eaton Common Shares on the New York Stock
     Exchange, on February 27, 1996.

____________________________________________________________________________

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

                       SUBJECT TO COMPLETION:  MARCH 1, 1996

PROSPECTUS



                        EATON CORPORATION

                       1,271 Common Shares


     This Prospectus relates to 1,271 Common Shares, $.50 par value per share (the "Shares"), of Eaton Corporation, an Ohio corporation ("Eaton" or the "Company"), which are owned by certain participants (the "Selling Shareholders") in the Incentive Compensation Deferral Plan adopted by the shareholders of the Company at its annual meeting on April 26, 1995 (the "Plan"). See "The Selling Shareholders." The Shares may be offered for sale from time to time by the Selling Shareholders in open market ordinary brokerage transactions on the New York Stock Exchange, the Chicago Stock Exchange, the Pacific Stock Exchange or the London Stock Exchange at market prices prevailing at the time of sale, or in private transactions at negotiated prices. Whether or not any such sales will be made, and the timing and amount of any sale, is within the sole discretion of the Selling Shareholders. The Company will not receive any of the proceeds from the sale of the Shares. See "Plan of Distribution."

     The Shares have been acquired by the Selling Shareholders from the Company pursuant to the Plan.

     Eaton Common Shares are listed on the New York Stock Exchange. On February 27, 1996 the average of the high and low prices of Eaton Common Shares on the New York Stock Exchange was $58.50.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES
     COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
         PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY
                      IS A CRIMINAL OFFENSE.

        The date of this Prospectus is ________________, 1996

     No person is authorized to give any information or to make any representations, other than those contained or incorporated by reference in this Prospectus in connection with the offering contemplated hereby, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Selling Shareholders. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained or incorporated by reference herein is correct as of any time subsequent to its date.

                      AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy material and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy material and other information concerning the Company and the Registration Statement (as defined herein) can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450
Fifth Street, N.W., Room 1024, Washington, D.C. 20549-1004, and at the following Regional Offices of the Commission: Midwest Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549-1004, at prescribed rates. Such reports, proxy material and other information concerning the Company and the Registration Statement can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, the Chicago Stock Exchange, 440 South LaSalle Street, Chicago, Illinois 60605 and the Pacific Stock Exchange, 301 Pine Street, San Francisco, California 94104.

     This Prospectus constitutes part of a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") filed by the Company with the Commission under the Securities
Act of 1933, as amended (the "Securities Act"). As permitted by the rules and regulations of the Commission, this Prospectus omits certain information contained in the Registration Statement. Statements contained in this Prospectus or in any document incorporated by reference in this Prospectus are summaries that are not necessarily complete and, in each instance, reference is made to the copy of such document as filed. Each such statement is qualified in its entirety by such reference. The Registration Statement, including exhibits and schedules thereto, and documents or information incorporated by reference may be inspected without charge at the offices of the Commission, and copies of such materials may be obtained therefrom at prescribed rates.

            INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents filed by the Company with the Commission (File No. 1-1396) are hereby incorporated by reference into this Prospectus:

     1.   Annual Report on Form 10-K for the year ended December 31, 1994.

     2. Definitive proxy statement dated March 17, 1995, concerning the Company's Annual Meeting of Shareholders held on April 26, 1995.

     3. Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995, June 30, 1995 and September 30, 1995.

     4. Form 11-K Annual Report dated June 23, 1995, relating to the Eaton Corporation Share Purchase and Investment Plan, for the year ended December 30, 1994.

     5. Form 11-K Annual Report dated June 23, 1995, relating to the Eaton Corporation Savings Plan for Certain Cutler-Hammer Represented Employees, for the year ended December 31, 1994.

     6. Form 11-K Annual Report dated October 10, 1995, relating to the Lectron Products, Inc. Retirement Savings Plan, for the year ended December 31, 1994.

     7. Current Report on Form 8-K dated June 28, 1995 relating to the Rights Agreement dated as of June 28, 1995.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Shares shall be deemed to be incorporated by reference in this Prospectus and to be a part of this Prospectus from the date of filing of such documents.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for all purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified and superseded, to constitute a part of this Prospectus.

     The Company undertakes to provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents).

      Requests for such copies should be directed to Eaton Corporation, Shareholder Relations, Eaton Center, 1111 Superior Avenue, Cleveland, Ohio 44114-2584 (telephone (216) 523-4350).

                           THE COMPANY

     The Company is a global manufacturer of highly engineered products which serve vehicle, industrial, construction, commercial and aerospace markets. Principal products include truck transmissions and axles, engine components, hydraulic products, electrical power distribution and control equipment, ion implanters and a wide variety of controls.

     The Company's principal executive office is located at Eaton Center, 1111 Superior Avenue, Cleveland, Ohio 44114-2584 and its telephone number is
(216) 523-5000. As used in this Prospectus, the term "Company" means Eaton Corporation and its consolidated subsidiaries, unless the context otherwise requires.

                        EARNINGS REPORT

     On January 22, 1996, the Company announced record sales, earnings and earnings per share for the fourth quarter and the full year of 1995. Net income for the full year reached $399 million, or $5.13 per share, on sales of $6.8 billion. These results compare with 1994 net income of $333 million, or $4.40 per share, on sales of $6.1 billion.

     Net income for the fourth quarter of 1995 reached $90 million, or $1.16 per share, on sales of $1.7 billion. Comparable results for the fourth quarter of 1994 were $89 million, or $1.15 per share, on sales of $1.6 billion.

                     THE SELLING SHAREHOLDERS

     On April 26, 1995, the Company's shareholders approved the Plan, which enables participants to defer receipt of awards earned under incentive compensation plans ("Incentive Compensation Plan(s)") as Short-Term Compensation, Variable Term Compensation or Retirement Compensation as defined under the Plan.

     Retirement Compensation is that portion of incentive compensation deferred for payment at retirement, at one year following retirement, or in periodic installments commencing after retirement. Between fifty percent and one hundred percent, as elected by the participant, of the amount allocated to Retirement Compensation is credited to Common Share Retirement Compensation, and the balance is credited to Interest Rate Retirement Compensation.
Common Share Retirement Compensation is converted into a number of share units based upon the average of the mean prices for Eaton Common Shares for the twenty trading days of the New York Stock Exchange during which Eaton Common Shares were traded immediately following the end of the incentive period in which the incentive compensation to be deferred was earned. On each Eaton Common Share dividend payment date, dividend equivalents equal to the actual Eaton Common Share dividends paid are credited to the share units in the participant's account, and are in turn converted into share units utilizing the mean Eaton Common Share price on the dividend payment date.
The maximum, cumulative number of share units that may be allocated to all participants is two million.

     Upon payment of Common Share Retirement Compensation in Eaton Common Shares, the share units standing to the participant's credit shall be converted to the same number of Eaton Common Shares for distribution to the participant.

     The Selling Shareholders named below have reached Retirement, as defined under the Plan, and have acquired the Shares from Common Share Retirement Compensation under the Plan. Mr. Butler elected to receive his Common Share Retirement Compensation in fifteen annual installments. Mr. Warburton received his Common Share Retirement Compensation in one payment. The number of Shares acquired under the Plan by the Selling Shareholders as of the date hereof is listed below.

                                                              Number of
     Name                  Address                              Shares

     William E. Butler     106 Partridge Lane                       281
                           Hunting Valley, Ohio  44022

     Arthur J. Warburton   28391 Verde Lane                          990
                           Bonita Springs, Florida 33923

     Mr. Butler retired as Chairman of the Board of the Company on December 31, 1995. Prior to September 1, 1995, he was also Chief Executive Officer of the Company, a position he had held since January 1992. Prior to the offering described herein, Mr. Butler owned 276,348 Eaton Common Shares including 238,734 Eaton Common Shares which may be acquired within 60 days after January 31, 1996 upon the exercise of outstanding stock options and 8,483.0603 Eaton Common Shares held under the Eaton Corporation Share Purchase and Investment Plan as of December 31, 1995. After completion of the offering of the Shares contemplated hereby, Mr. Butler will own 276,067
Eaton Common Shares, subject to the exercise of stock options and any sale of Eaton Common Shares not offered hereunder.

     Mr. Warburton retired as Vice President-Hydraulics Operations on
August 1, 1995, an appointed position which he held since July 1, 1989. Prior to the offering described herein, Mr. Warburton owned 27,718 Eaton Common Shares. After completion of the offering of the Shares contemplated hereby, Mr. Warburton will own 26,728 Eaton Common Shares, subject to any sales of Eaton Common Shares not offered hereunder.

                         USE OF PROCEEDS

     The Selling Shareholders will offer the Shares as principal for their own accounts. The Company will receive none of the proceeds of any such sale.

                   DESCRIPTION OF EATON COMMON SHARES

     The following is a summary of certain of the provisions concerning Eaton Common Shares contained in the Company's Amended Articles of Incorporation (the "Articles") and its Amended Regulations (the "Regulations"), as affected by debt agreements with certain lenders. Reference is made to such Articles and Regulations, which are exhibits to the Registration Statement, for a full and complete statement of such provisions and rights, and the following statements are qualified in their entirety by such reference.

Authorized Number

     The Articles authorize the issuance of up to 300,000,000 Eaton Common Shares. At the close of business on January 31, 1996, there were 77,618,778 Eaton Common Shares issued and outstanding. The outstanding Eaton Common Shares are fully paid and non-assessable, and shareholders are not subject to any liability for calls and assessments. The Company does not have any current plans to issue any such additional Eaton Common Shares except in connection with employee benefit plans. The Articles also authorize the issuance of up to 14,106,394 preferred shares ("Preferred Shares"). Currently, there are no Preferred Shares issued and outstanding.

Dividend Rights

     Holders of Eaton Common Shares are entitled to receive such dividends as may be declared by the Company's Board of Directors, subject to provisions of law.

Voting Rights

     Each Eaton Common Share entitles the holder to one vote, with the right of cumulative voting in the election of directors, if certain procedural requirements are met.

     Notwithstanding any provision of law requiring the vote of a designated proportion of the voting power of the Company for any action, the Articles provide that such action may be taken by the vote of the holders of shares entitling them to exercise a majority of the voting power of the Company, except in each case as is otherwise provided in the Articles or Regulations. The Articles and the Regulations provide for a voting proportion which is different from that provided by statutory law in order for shareholders to take action in certain circumstances, including the following:

         (1)  Two-thirds vote required to fix or change the number of directors.

         (2)  Two-thirds vote required for removal of directors.

         (3) Fifty percent of the outstanding Eaton Common Shares required to call a special meeting of shareholders.

         (4) Two-thirds vote required to amend the Regulations without a meeting.

         (5) Two-thirds vote required to amend the provisions described in items (1) through (4) above and this provision, unless such action is recommended by two-thirds of the members of the Board of Directors.

         (6) Two-thirds vote required to approve certain transactions, such as the sale, exchange, lease, transfer or other disposition by the Company of all, or substantially all, of its assets or business, or the consolidation of the Company or its merger into another corporation, or certain other mergers and majority share acquisitions.

         (7) Two-thirds vote required to amend the provisions described in item (6), or this provision.

         The requirement of a two-thirds vote in certain circumstances may have the effect of delaying, deferring, or preventing a change in control of the Company.


Rights Plan

         On June 28, 1995, the Board of Directors of the Company declared a dividend of one preferred share purchase right (a "Right") for each outstanding Eaton Common Share. The dividend was paid on July 12, 1995 (the "Record Date") to the shareholders of record on that date. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Society National Bank, as Rights Agent (the "Rights Agent"). The Rights are designed to protect the Company from unfair takeovers.

         Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series C Preferred Shares, without par value (the "Series C Preferred Shares"), of the Company at a price of $250 per one one-hundredth of a Series C Preferred Share (the "Purchase Price"), subject to adjustment.

         If the Company is acquired in a merger or other business combination or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person (as defined below), each holder of a Right will thereafter have the right to receive, upon exercise, that number of shares of common stock of the acquiring company which then will have a market value of two times the exercise price of the Right.

         If any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Eaton Common Shares having a market value of two times the exercise price of the Right.

         Until the Distribution Date (as defined below), the Rights will be evidenced, with respect to any of the Eaton Common Share certificates outstanding as of the Record Date, by such Eaton Common Share certificate with a copy of a Summary of Rights attached thereto. Until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Eaton Common Shares, and transfer of those certificates will also constitute transfer of those Rights.

          As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Eaton Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will thereafter evidence the Rights.

         The "Distribution Date" is the earlier of:

              (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") have acquired beneficial ownership of 20% or more of the outstanding Eaton Common Shares; or

              (ii) 10 business days (or such later date as may be determined by action of the Board of Directors before any person or group becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the outstanding Eaton Common Shares.

         The Rights are not exercisable until the Distribution Date. The Rights will expire on July 12, 2005 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, as described below.

         The Purchase Price, and the number of Series C Preferred Shares or other securities or property issuable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution, in the event of:

              (i) a stock dividend on, or a subdivision, combination or reclassification of, the Series C Preferred Shares,

              (ii) the grant to holders of the Series C Preferred Shares of certain rights to subscribe for or purchase Series C Preferred Shares at a price, or securities convertible into Series C Preferred Shares with a conversion price, less than the then-current market price of the Series C Preferred Shares, or

              (iii) the distribution to holders of the Series C Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

         The number of outstanding Rights is also subject to adjustment upon certain occurrences prior to the Distribution Date.

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Series C Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Series C Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Series C Preferred Shares on the last trading day prior to the date of exercise.

         Series C Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Series C Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Series C Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per Eaton Common Share. Each Series C Preferred Share will have 1 vote, voting together with the Eaton Common Shares.
Finally, in the event of any merger, consolidation or other transaction in which Eaton Common Shares are exchanged, each Series C Preferred Share will be entitled to receive 100 times the amount received per Eaton Common Share.
The dividend and liquidation rights and rights upon a merger, consolidation or other transaction are protected by customary antidilution provisions.

         The value of the one one-hundredth interest in a Series C Preferred Share purchasable upon exercise of each Right should, because of the nature of the Series C Preferred Shares' dividend and liquidation rights, approximate the value of one Eaton Common Share.

         At any time after any person or group becomes an Acquiring Person, and prior to the acquisition by that person or group of 50% or more of the outstanding Eaton Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person, which will have become void), in whole or in part, at an exchange ratio of one Eaton Common Share, or one one-hundredth of a Series C Preferred Share (or of a share of a class or series of the Company's preferred shares having equivalent rights, preferences and privileges), per Right (subject to adjustment).

         At any time prior to any person or group becoming an Acquiring Person, the Board of Directors of the Company may redeem all the Rights at a price of $.01 per Right (the "Redemption Price"). The redemption may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower the 20% threshold described above to not less than the greater of (i) the sum of .001% and the largest percentage of the outstanding Eaton Common Shares then known to the Company to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10%, except that after any person or group becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

         The foregoing description of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is an exhibit to the Registration Statement.

Liquidation Rights

         In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, after the payment or provision for payment of the debts and other liabilities of the Company and the preferential amounts to which holders of the Company's Preferred Shares are entitled (if any such Preferred Shares are then outstanding), the holders of the Eaton Common
Shares are entitled to share pro rata in the assets of the Company remaining for distribution to shareholders.

Miscellaneous Rights, Listing and Transfer Agent

         The Eaton Common Shares have no pre-emptive or conversion rights and there are no redemption or sinking fund provisions applicable thereto.

         The outstanding Eaton Common Shares are listed on the New York, Chicago, Pacific and London Stock Exchanges.

         KeyCorp Shareholder Services, Inc., headquartered in Cleveland, Ohio, is the transfer agent and registrar for the Eaton Common Shares.

Classification of Board of Directors

         The Board of Directors of the Company is divided into three approximately equal classes, having staggered terms of office of three years each. The effect of a classified Board of Directors, where cumulative voting is in effect, is to require the votes of more shares to elect one or more members of the Board of Directors than would be required if the Board of Directors were not classified. Additionally, the effect of a classified Board of Directors may be to make it more difficult to acquire control of the Company.

Certain Ohio Statutes

         Various laws may affect the legal or practical ability of shareholders to dispose of shares of the Company. Such laws include the Ohio statutory provisions described below.

         Chapter 1704 of the Ohio Revised Code prohibits an interested shareholder (defined as a beneficial owner, directly or indirectly, of ten percent (10%) or more of the voting power of any issuing public Ohio corporation) or any affiliate or associate of an interested shareholder (as defined in Section 1704.01 of the Ohio Revised Code) from engaging in certain transactions with the corporation during the three-year period after the interested shareholder's share acquisition date. The prohibited transactions include mergers, consolidations, majority share acquisitions, certain asset sales, loans, certain sales of shares, dissolution, and certain reclassifications, recapitalizations, or other transactions that would increase the proportion of shares held by the interested shareholder. After expiration of the three-year period, the corporation may participate in such a transaction with an interested shareholder only if, among other things, (i) the transaction receives the approval of the holders of two-thirds of all the voting shares and the approval of the holders of a majority of the disinterested voting shares (shares not held by the interested shareholder) or (ii) the transaction meets certain criteria designed to ensure that the remaining shareholders receive fair consideration for their shares. The prohibitions do not apply if, before the interested shareholder becomes an interested shareholder, the board of directors of the corporation approves either the interested shareholder's acquisition of shares or the otherwise prohibited transaction. The restrictions also do not apply if a person inadvertently becomes an interested shareholder or was an interested shareholder prior to the adoption of the statute on April 11, 1990, unless, subject to certain exceptions, the interested shareholder increases his, her or its proportionate share interest on or after April 11, 1990.

         Pursuant to Ohio Revised Code Section 1707.043, a public corporation formed in Ohio may recover profits that a shareholder makes from the sale of the corporation's securities within eighteen (18) months after making a proposal to acquire control or publicly disclosing the possibility of a proposal to acquire control. The corporation may not, however, recover from a person who proves in a court of competent jurisdiction either (i) that his, her or its sole purpose in making the proposal was to succeed in acquiring control of the corporation and there were reasonable grounds to believe that such person would acquire control of the corporation or (ii) such person's purpose was not to increase any profit or decrease any loss in the stock and the proposal did not have a material effect on the market price or trading volume of the stock. Also, before the corporation may obtain any recovery, the aggregate amount of the profit realized by such person must exceed $250,000. Any shareholder may bring an action on behalf of the corporation if a corporation fails or refuses to bring an action to recover these profits within sixty (60) days of a written request. The party bringing such an action may recover his, her or its attorneys' fees if the court having jurisdiction over such action orders recovery of any profits.

         The Company is also subject to Ohio's Control Share Acquisition Act (Ohio Revised Code Section 1701.831). The Control Share Acquisition Act provides that, with certain exceptions, a person may acquire beneficial ownership of shares in certain ranges (one-fifth or more but less than one-third, one-third or more but less than a majority, or a majority or more) of the voting power of the outstanding shares of an Ohio corporation meeting certain criteria, which the Company meets, only if such person has submitted an "acquiring person statement" and the proposed acquisition has been approved by the vote of a majority of the shares of the corporation represented at a special meeting called for such purpose and by a majority of such shares of the corporation excluding "interested shares," as defined in Section 1701.01 of the Ohio Revised Code.

                       PLAN OF DISTRIBUTION

         The purpose of this Prospectus is to permit the Selling Shareholders to offer for sale or to sell the Shares at such time and at such prices as they, in their sole discretion, choose. The Company will not receive any proceeds from these sales.

         The distribution, if any, of Shares by the Selling Shareholders may be effected from time to time in one or more transactions (which may include block transactions) on the open market in ordinary brokerage transactions on the New York Stock Exchange, the Chicago Stock Exchange, the Pacific Stock Exchange, or the London Stock Exchange (on each of which the Eaton Common Shares are listed), in privately negotiated transactions, or in a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices otherwise negotiated. The Selling Shareholders may effect such transactions by selling Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of Shares for whom such broker-dealers may act as agent. The Selling Shareholders and any broker-dealers that participate in the distribution of the Shares, as well as any purchasers of such Shares, may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act and any commission received by them and any profit on the resale of Shares sold by them may be deemed to be underwriting discounts and commissions.

         One or more supplemental prospectuses will be filed pursuant to Rule 424 under the Securities Act to describe any material arrangement for the resale of the Shares, if and when such arrangements are entered into by the Selling Shareholders and any broker-dealers that participate in the distribution of the Shares.

         To the extent necessary to comply with certain state securities laws, if applicable, the Selling Shareholders have advised the Company that the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be offered for sale or sold unless the Shares have been registered or qualified for sale in such states or an exemption from registration or qualification is available and complied with.

                          LEGAL MATTERS

         The validity of the Shares will be passed upon for the Company by
G. L. Gherlein, Executive Vice President and General Counsel of the Company. Mr. Gherlein is paid a salary by the Company and participates in various employee benefit plans offered to officers of the Company generally.

                             EXPERTS

         The consolidated financial statements of the Company and its subsidiaries appearing in the Company's Annual Report on Form 10-K for the year ended December 31, 1994, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                         PART II

              INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

         The Company will bear the entire cost of the estimated expenses, as set forth in the following table, in connection with the distribution of the securities covered by this Registration Statement.

SEC registration fee  . . . . . . . . . . . . . . $   100.00
Accounting fees and expenses  . . . . . . . . . .   5,000.00
Miscellaneous . . . . . . . . . . . . . . . . . .   1,000.00
                                                    ________
   Total  . . . . . . . . . . . . . . . . . . . .  $6,100.00
                                                    ========
         The Company shall be responsible for the payment of any additional expenses in connection with this Registration Statement other than (a) underwriting discounts and commissions and (b) transfer taxes incurred by the Selling Shareholders or their agent, including fees and expenses of counsel for the Selling Shareholders.

Item 15.  Indemnification of Directors and Officers

         Paragraph (E) of Section 1701.13 of the Ohio Revised Code grants each corporation organized under the laws of the State of Ohio, such as the Company, power to indemnify its directors, officers and other specified persons. Provisions relating to indemnification of directors and officers of the Company and other specified persons have been adopted pursuant to the Ohio law and are contained in Article IV, Section 2 of the Company's Amended Regulations. Under the Amended Regulations, the Company shall indemnify any director, officer or other specified person against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by him by reason of the fact that he is or was such director, officer or other specified person, to the full extent permitted by applicable law. The foregoing statement is subject to, and only part of, the detailed provisions of the Ohio Revised Code and the Company's Amended Regulations referred to herein.

         The Company has entered into Indemnification Agreements with all of its officers and directors. The Agreements provide that the Company shall indemnify such directors or officers to the full extent permitted by law against expenses actually and reasonably incurred by them in connection with any claim filed against them by reason of anything done or not done by them in such capacity. The Agreements also require the Company to maintain director and officer insurance which is no less favorable to the director and officer than the insurance in effect on the date of the Agreements, and to establish and maintain an escrow account of up to $10 million to fund the Company's obligations under the Agreements, except that the Company is required to fund the escrow only upon the occurrence of a change in control of the Company, as defined under the Agreements.

         The Company also maintains insurance coverage for the benefit of directors and officers with respect to many types of claims that may be made against them, some of which claims may be in addition to those described in
Section 2 of Article IV of the Amended Regulations.

Item 16.  Exhibits

         See Exhibit Index.

Item 17.  Undertakings

         (a)  The undersigned registrant hereby undertakes:

              (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration
          Statement:

              (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

              (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

              (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

              (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

              (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

              (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

              (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                            SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, on March 1, 1996.

                                   EATON CORPORATION



                                   By: /s/ G. L. Gherlein
                                       G. L. Gherlein
                                       Executive Vice President
                                       and General Counsel


     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.



     SIGNATURE                   TITLE                        DATE


        *
Stephen R. Hardis       Chairman and Chief
                        Executive Officer; Principal
                        Executive Officer; Director      March 1, 1996



         *
Alexander M. Cutler     President and Chief
                        Operating Officer; Director      March 1, 1996




         *
Adrian T. Dillon        Vice President--Chief
                        Financial and Planning
                        Officer; Principal
                        Financial Officer                March 1, 1996



         *
Ronald L. Leach         Vice President--Accounting;
                        Principal Accounting Officer     March 1, 1996



         *
Neil A. Armstrong       Director                         March 1, 1996



         *
Phyllis B. Davis        Director                         March 1, 1996



         *
Ernie Green             Director                         March 1, 1996



         *
Charles E. Hugel        Director                         March 1, 1996



         *
John R. Miller          Director                         March 1, 1996



         *
Furman C. Moseley       Director                         March 1, 1996



         *
Victor A. Pelson        Director                         March 1, 1996



          *
A. William Reynolds     Director                          March 1, 1996



         *
Gary L. Tooker          Director                          March 1,  1996




*By: /s/ Jane W. Griswold
     Jane W. Griswold
     Attorney-in-Fact for the
     officers and directors signing
     in the capacities indicated

                      EXHIBIT INDEX


Exhibit
Number                        Description

4(a) Amended Articles of Incorporation, adopted on April 27, 1994 and filed as Exhibit 3(i) to the Registrant's Current Report on Form 8-K dated May 19, 1994, File No. 1-1396, and incorporated herein by reference.

4(b) Amended Regulations, adopted on April 27, 1988 and filed as Exhibit 3 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1994, File No. 1-1396, and incorporated herein by reference.

4(c) Instruments defining rights of security holders, including indentures (pursuant to Regulation S-K Item 601(b)(4), the Company agrees to furnish to the Commission, upon request, a copy of the instruments defining the rights of holders of long-term debt of the Company and its subsidiaries).

4(d) Rights Agreement dated as of June 28, 1995 and filed as Exhibit 1 to the Registrant's Current Report on Form 8-K dated June 28, 1995, File No. 1-1396, and incorporated herein by reference.

5 Opinion of G. L. Gherlein, Executive Vice President and General Counsel, as to the validity of the Common Shares registered.

23(a)  Consent of Ernst & Young LLP.

23(b) Consent of G. L. Gherlein, Executive Vice President and General Counsel, contained in his opinion filed as Exhibit 5 to this Registration Statement

24     Power of Attorney.